

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 12, 2010

Mr. E. Nikolas Tavlarios
President
Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171

> **Re:** **Aegean Marine Petroleum Network Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **Form 6-K/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 12, 2009**
> **Response Letter Dated December 4, 2009**
> **Response Letter Dated January 6, 2010**
> **File No. 001-33179**

Dear Mr. Tavlarios:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director